Exhibit (g)(iv)

October 1, 2025

Perpetual Americas Funds Trust

One Congress Street

31st Floor

Boston, MA 02114

Re: Class Action Service

Dear Christopher,

This letter agreement (the “Letter Agreement”) sets forth the terms and conditions under which The Northern Trust Company (“Northern”) will provide class action services (the “Services”) to Perpetual Americas Funds Trust (f/k/a JOHCM Funds Trust) (“Client”), and the Client’s acceptance of such Services and related terms. This Letter Agreement is entered into pursuant to, and supplements, the Custody Agreement, dated as of July 16, 2021 (as amended, restated or otherwise modified from time to time, the “Agreement”) between the Client and Northern. Except as expressly modified herein, all terms and conditions of the Agreement shall remain in full force and effect and shall apply to the Services described below.

In the event that Northern receives notice of a settled securities class action litigation, Northern will use reasonable endeavors to identify whether Northern held the relevant securities on behalf of the Client at the relevant time specified in the class action. In the event that the Client was an affected owner of the relevant securities, Northern will notify the Client accordingly, file the proof of a claim and the required documentation directly with the third party administrator appointed to process settlement claims and/or distribute settlement proceeds (the “Claims Administrator”) and collect and receive payment from the Claims Administrator in relation to that class action unless otherwise directed by the Client. The Client acknowledges and agrees that Northern does not select and has no control over such Claims Administrators and Northern Trust shall have no liability for the actions or omissions of Claims Administrators.

In addition, Northern shall provide information to the Client of any class action litigation opportunities of which it is notified in respect of which the Client would be entitled to participate. Where the Client wishes to participate in such litigation, the Client agrees to appoint Northern to provide an active class action administration service as more particularly described below (the “Active Class Action Service”). In the performance of the Active Class Action Service, the Client and Northern agree as follows:

i.	Northern will use its reasonable endeavors to determine whether it held the securities to which the class action relates on behalf of the Client at the relevant time specified in the class action;
ii.	Northern will determine whether the Client’s potential recovery under the relevant class action exceeds such materiality loss threshold as the Client and Northern shall agree from time to time;
iii.	Northern will, without unreasonable delay, make available to the Client information in relation to the relevant class action; and

iv.

under no circumstances will Northern, nor any of its affiliates, foreign custodians or nominees, be named as a participant to the relevant class action, it being understood that the Client as beneficial owner will participate in all class actions in its name and the appointment of any law firm, litigation funder or related party will be made by the Client and not by Northern.

Upon direction from the Client, Northern will liaise directly with the appointed law firm, litigation funders or related party during the course of the litigation process and submit to such law firm such documents as are reasonably requested. Northern shall collect and receive payment from the law firm in the relevant class action of any amounts payable to the Client. In the absence of any direction related to such class action, Northern will take no action.

The Client acknowledges that Northern will use the Client’s transaction data and portfolio holdings records for the provision of the Active Class Action Service and such information may be shared with external law firms and litigation funders for the purposes of performing a preliminary loss analysis.

Northern may utilize Broadridge Financial Solutions, Inc. or another firm of recognized standing as its delegate to provide the Services. The Client acknowledges that the Services are only available in certain jurisdictions and Northern will make available to the Client upon request details of those markets in which this service is available.

In the event that the Client no longer wishes to receive the Services (including the Active Class Action Service), the Client shall provide Northern with at least ten (10) Business Days’ prior notice in writing.

Attached to this Letter Agreement as Schedule C is a comprehensive fee schedule applicable to the Client and includes fees related to the Services (the “Fee Schedule”). The prior fee schedule which was attached to the Agreement as Schedule C is hereby amended and superseded by the Fee Schedule attached hereto, and shall be deemed to amend the Agreement accordingly. Please confirm your acceptance of this Letter Agreement and agreement with the provision of the Services as described in this Letter Agreement and the fees set forth in the Fee Schedule, by signing, dating and returning a signed copy of this Letter Agreement to us.

THE NORTHERN TRUST COMPANY

By: /s/ Scott Denning

Name:	Scott Denning
Title:	Senior Vice President

Terms of the Letter Agreement agreed to by:

PERPETUAL AMERICAS FUNDS TRUST

By: /s/ Christopher Golden

Name: Christopher Golden Title: Vice President

SCHEDULE C

FEE SCHEDULE